UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at April 4, 2005

ANOORAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: April 4, 2005

* Print the name and title of the signing officer under his signature

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Anooraq Resources Corporation
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
www.anooraqresources.com

ANOORAQ ADVANCING SOCIAL & ECONOMIC EMPOWERMENT OBJECTIVES

April 4, 2005 , Vancouver, BC - Anooraq Resources Corporation (AMEX - ANO; TSX Venture - ARQ) announces that another milestone has been met in the implementation of the Company's Reverse Takeover ("RTO") by Pelawan Investments (Pty) Ltd ("Pelawan"). Through this transaction, Anooraq has acquired a 50% interest in the Ga-Phasha Platinum Group Metals ("PGM") Project (the "Ga-Phasha Project"), an advanced stage project with substantial mineral resources. The property, involving a 50/50 joint venture with a subsidiary of Anglo American Platinum Corporation Limited, is located approximately 250 kilometres northeast of Johannesburg, South Africa.

The RTO also positions Anooraq as an entity qualifying as a Black Economic Empowerment ("BEE") company and consequently affords Anooraq additional opportunities and greater flexibility under South Africa's new mining laws, which require the participation of BEE entities in mineral projects. In terms of a Shareholders Agreement governing the RTO Anooraq and Pelawan agreed that all shares held by Pelawan in Anooraq, save for certain excepted shares, will be retained in escrow ("Lockup") until the earlier of September 29, 2010 or twelve months after the commencement of commercial production from the Ga-Phasha Project. Pelawan must also at all future times be owned 100% by historically disadvantaged South Africans and is required at all material times in the future to hold a certain minimum shareholding ("Statutory Shareholding") in Anooraq, currently set at 52%. This would ensure that Anooraq remains a BEE company under South African Mineral Legislation and that Pelawan retains a controlling interest in Anooraq, as required by the Exchange Control Authorities in South Africa.

Certain Anooraq shares, comprising $9,875,000 in value ("Bleed Shares"), were excepted from the Lockup. Anooraq has the right to facilitate the sale of the Bleed Shares, within an agreed time frame, after the closing of the RTO. Once the Bleed Shares are sold, Pelawan may not sell any more of its 52% shareholding in Anooraq until the expiry of the Lockup, and then only to the extent that the Statutory Shareholding level has been reduced.

On March 28, 2005, all of the Bleed Shares were sold to strategic stakeholders in Anooraq and the proceeds from such sales have been remitted to Pelawan through the Pelawan Trust. The proceeds received by Pelawan from the sale of the Bleed Shares will be distributed to Pelawan's shareholder base, comprising 15 broadly based BEE groupings including womens' investment groups, cultural trusts and Limpopo based upliftment groups within those areas where Anooraq's proposed mining activities are situated. It is intended that the proceeds will be used by these groups to enhance their empowerment objectives, including various corporate, social and cultural development and investment initiatives in South African rural communities.

The management of Anooraq is proud to be associated with an on-going initiative to facilitate the broadly based social and economic empowerment and upliftment opportunities of its BEE stakeholders and their associated communities. In commenting on this milestone Ron Thiessen, President and CEO of Anooraq, said:

"The sale of the Bleed Shares constitutes one part of Anooraq's total empowerment effort in South Africa. Other initiatives include continuous interaction with affected communities and their Tribal Authorities. These activities allow us to understand community needs and facilitate empowerment and upliftment initiatives in an informed way, based on joint decisions made between ourselves and community leaders. Other on-going initiatives include job creation, skills development and educational training."

Anooraq is actively engaged in the advancement of major PGM projects and has attractive mineral holdings throughout South Africa's Bushveld Complex, the world's premier PGM environment. It is also the only BEE company with a primary listing on a North American stock exchange. The combination of its significant PGM assets, status as a BEE and direct access to financing opportunities on North American and European markets, positions Anooraq to become a leading PGM company.

For further details on Anooraq and its South African properties please visit the Company's website www.anooraqresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.